SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                       PURSUANT TO SECTION 12(B) OR 12(G)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           EUROWEB INTERNATIONAL CORP.
             ------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


         DELAWARE                                          13-3696015
   -----------------------                         ---------------------------
   (State of Incorporation)                        (IRS Tax Identification #)


                       445 Park Avenue, New York NY 10022
           -----------------------------------------------------------
           (Address of Principal Executive Offices, City, State & Zip)


SECURITIES TO BE REGISTERED, PURSUANT TO
SECTION 12(g) OF THE ACT:

Title of each class
TO BE SO REGISTERED
-------------------
Units, each unit consisting of one share of Preferred Stock $.001 par value and one Common Stock Purchase Warrant

INFORMATION REQUIRED IN REGISTRATION STATEMENT:

         Item 1.       Capital Stock to be Registered:

         Units, each unit consisting of one share of Preferred Stock $.001 par value and one Common Stock Purchase Warrant. For description, see attached description from Registration Statement No. 333-52841, which becomes effective on or about June 30, 1998, in accordance with
         Section 8(a) of the Securities Act of 1933.

         Item 2.       Debt Securities to be Registered:

         None.

         Item 3.       Other Securities to be Registered:

         None.

         Item 4.       Exhibits:

         Exhibits were filed with the Securities and Exchange Commission as Exhibits to Registration Statement No. 333-52841. (List of Exhibits annexed).


SIGNATURE:

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                   EUROWEB INTERNATIONAL CORP.



                                   By: /S/FRANK R. COHEN
                                       ------------------
                                       Frank R. Cohen, Chairman of the Board


Dated:   June 1, 1998
         New York, New York

                           DESCRIPTION OF SECURITIES

     The Company's authorized capitalization consists of 15,000,000 shares of Common Stock, par value $.001 per share and 5,000,000 shares of Preferred Stock, par value $.001 per share, which may be issued in one or more series. As of the date of this Prospectus, the Company had 5,178,246 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. The following summary description of the Units, Common Stock, Preferred Stock and Series A Preferred Stock are qualified in their entirety by reference to the Company's Certificate of Incorporation, as amended.


UNITS

     Each Unit offered hereby consists of one share of Series A Convertible Cumulative Redeemable Preferred Stock and one Common Stock Purchase Warrant. The components of the Units will not be separately transferable until ______________ 1999, or such earlier date after ______________, 1998 as may be determined by the Representative (the "Separation Date").


COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by Shareholders. The holders of shares of Common Stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefor, and, upon liquidation, are entitled to share pro rata in any distribution to stockholders after payments to creditors and after paying, or providing for, any liquidation preferences of any outstanding Preferred Stock. There are no conversion or redemption privileges, nor sinking fund provisions with respect to the Common Stock, and stockholders have no preemptive rights to acquire shares of Common Stock issued by the Company in the future. All of the outstanding shares of Common Stock are validly issued, fully paid and non-assessable.

     The Common Stock is traded on NASDAQ SmallCap Market under the symbol EWEB.


PREFERRED STOCK

     The Preferred Stock may be issued in one or more series, to be determined and to bear such title or designation as may be fixed by resolution of the Board of Directors prior to the issuance of any shares thereof. Each series of Preferred Stock will have such voting powers, if any, preferences, and other rights as determined by the Board of Directors, with such qualifications, limitations or restrictions as may be stated in the resolutions of the Board of Directors adopted prior to the issuance of any shares of such series of Preferred Stock.

     The Preferred Shares being offered hereby are the first series of Preferred Stock designated by the Board of Directors. The Company may not, without the affirmative vote of the holders of at least a majority of the outstanding Preferred Shares offered hereby, amend, alter or repeal any of the provisions of the Certificate of Incorporation or the Certificate of Designation for the Preferred Shares, or authorize any reclassification of the Preferred Shares so as to adversely affect the preferences, special rights or privileges or voting power of the Preferred Shares or authorize or create any class of stock ranking prior to the Preferred Shares as to dividends or distribution of assets, or create or issue any shares of any series of the Company's authorized preferred stock ranking prior to the Preferred Shares as to dividends or distribution on liquidation. The Board has no present plans to issue any other series of Preferred Stock. However, purchasers of the Preferred Shares offered hereby should be aware that subject to the foregoing restrictions, the holders of any series of the Preferred Stock which may be issued in the future could have voting rights, rights to receive dividends or rights to distribution in liquidation superior to those of holders of the Preferred Shares or Common Stock, thereby adversely affecting rights of the holders of the Preferred Shares or Common Stock.

     Because the terms of each series of Preferred Stock may be fixed by the Company's Board of Directors without shareholder action, the Preferred Stock could be issued with terms calculated to defeat a proposed takeover of the

Company, or to make the removal of the Company's management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Preferred Shares, the publicly held Warrants, and the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.


SERIES A CONVERTIBLE CUMULATIVE PREFERRED STOCK

     The Board of Directors has filed a Certificate of Designation designating 1,250,000 shares of Preferred Stock as "Series A Convertible Cumulative Preferred Stock" with the following rights, preferences and privileges:

     CONVERSION. Unless previously redeemed by the Company, the holders of the Preferred Shares are entitled beginning on the Separation Date, to convert each Preferred Share into ___ (__) shares of Common Stock subject to adjustment described below. No fractional shares of Common Stock will be issued but in lieu thereof, the Company shall "round up" any fractional shares over 50% of a share to a full share of Common Stock and round down any fractional share under 50% of a share. If any holder surrenders a Preferred Share for conversion after the close of business on the record date for the payment of a dividend and prior to the opening of business on the next dividend payment date, then, notwithstanding such conversion, the dividend payable on such dividend date will be paid to the registered holder of such share on such record date. In such event, such share, when surrendered for conversion, must be accompanied by payment of an amount equal to the dividend payable on such dividend payment date on the share so converted. In the case of Preferred Shares called for redemption, conversion rights will expire at the close of business on the redemption date.

     The conversion rate is subject to adjustment upon the occurrence of certain events, including the issuance of stock of the Company as a dividend or distribution on the Common Stock but not as dividends on the Preferred Shares; sub-divisions and combinations of Common Stock; certain reclassifications, consolidations, mergers and sales of property of the Company; the issuance to all holders of Common Stock of certain rights or warrants; and the distribution to all holders of Common Stock of evidence of indebtedness of the Company or of assets (excluding cash dividends or distributions from retained earnings). Except as stated above, the Conversion Price will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

     DIVIDENDS. Each Preferred Share is entitled to cumulative annual dividends of $.60 payable on April 30 of each year commencing April 30, 1999. Unpaid dividends will accumulate and be payable prior to the payment of dividends on the Common Stock. The Company may, at its option, pay dividends in shares of Common Stock, in lieu of cash. Shares used for such purpose will be valued at the average closing bid price during the ten trading days ending on the tenth day before the dividend payment date, subject to certain conditions. For the foreseeable future, the Company expects to make dividend payments on the Preferred Shares in shares of Common Stock.

     REDEMPTION. The Preferred Shares are redeemable after the Separation Date at the option of the Company, on not less than 30 days' written notice to registered holders at the redemption price of $7.20 per share plus accumulated dividends, provided the Company may not redeem the Preferred Shares unless the closing price of the Common Stock equals or exceeds $_ per share for at least 20 of the 30 consecutive trading days ending within five trading days prior to the date the redemption notice is mailed.

     VOTING RIGHTS. Preferred Shares are entitled to one vote per share voting together with the Common Stock as one class, except as otherwise provided by the Delaware General Corporation Law provided, however, that if dividends payable on the Preferred Shares shall have been unpaid for two dividend periods, the holders of the Preferred Shares, voting as a class, shall be entitled to elect two directors to the Board of Directors.

     PREFERENCE ON LIQUIDATION. Preferred Shares will be entitled to a preference on liquidation equal to $6 per share, plus accumulated unpaid dividends.

     NO SINKING FUND. The Company is not required to provide for the retirement or redemption of the Preferred Shares through the operation of a sinking fund.


COMMON STOCK PURCHASE WARRANTS

     The Company is offering 800,000 Common Stock Purchase Warrants (the "Warrants") as part of the Units offered hereby. Each Warrant entitles the holder to purchase until __________ one share of Common Stock at an exercise price of $___. The Warrants offered hereby are subject to redemption at any time after the Separation Date, on 30 days notice at $.__ per Warrant provided that the closing sale price, or if none, the closing bid price of the Common Stock exceed $____ per share on at least 20 days of the 30 trading days ending within 15 days of the date on which the notice of redemption is mailed. Holders of Warrants shall have exercise rights until the close of the business day preceding the date fixed for redemption.

     The Warrants contain provisions that protect the holders thereof against dilution by adjustment of the exercise price in certain events, such as stock dividends and distributions, stock splits, recapitalizations, mergers and consolidations. No adjustment exists for the issuance of shares of Common Stock, among other circumstances, upon exercise of any of the Warrants or options granted under any stock option plan or the Underwriter's Unit Warrants. The Company is not required to issue fractional shares. The holder of a Warrant does not possess any rights as a stockholder of the Company unless he exercises his Warrant and obtains Common Stock. The Warrants have been issued in registered form under a Warrant Agreement dated as of ___________, 1998 between the Company and American Stock Transfer & Trust Company as Warrant Agent. The shares of Common Stock issued upon exercise of a Warrant, will be fully paid and non-assessable.

     A Warrant may be exercised upon the surrender of a duly completed warrant certificate on or prior to its expiration, accompanied by cash or certified bank check for the exercise price.


UNDERWRITER'S WARRANTS

     The Company sold to J.W. Barclay & Co., Inc. (one of the underwriters in its public offering of securities in July, 1993 and the Representative of the underwriters in this Offering) at a price of $.001 per Warrant 62,000 warrants (the "1993 Underwriter's Warrants") to purchase a like number of shares of Common Stock of the Company. The 1993 Underwriter's Warrants are exercisable at a price of $13.20 per share until July 23, 1998 at which time they expire.

     Subject to the sale of the securities offered hereby, the Company will sell to the Representative of the underwriters of this offering for a nominal consideration, 80,000 Unit warrants to purchase a like number of Units at an exercise price of $7.50 per unit.

 ITEM 27. EXHIBITS

A.  Exhibits* (numbers below reference Regulations S-B)
     (1)     (a)    Form of Agreement Among Underwriters, Underwriting
                    Agreement, and Selected Dealer Agreement(7)
     (3)     (a)    Certificate of Incorporation filed November 9, 1992(1)
             (b)    Amendment to Certificate of Incorporation filed July 9, 1997
             (c)    By-laws(1)
             (d)    Proposed Certificate of Designation Relating to the Series A
                    Convertible Preferred Stock(6) (4) (a) Form of Common Stock
                    Certificate(1)
             (b)    Form of Underwriters' Warrants to be sold to Underwriters(1)
             (c)    Placement Agreement between Registrant and J.W. Barclay &
                    Co., Inc. and form of Placement Agent Warrants issued in
                    connection with private placement financing(1)
             (d)    Form of 10% Convertible Debenture used in connection with
                    private placement financing pursuant to Regulation S(3)
             (e)    Form of Common Stock Purchase Warrant in connection with
                    private placement financing under Section 506 of Regulation
                    D(3)
             (f)    Form of Warrant Agreement including Form of Common Stock
                    Purchase Warrant Certificate(7) (g) Form of Series A
                    Preferred Stock Certificate(6) (h) Form of Underwriter's
                    Unit Warrant(7)
     (5)     (a)    Opinion of Cohen & Cohen as to legality of shares being
                    offered(6)
     (10)    (a)    Consulting agreement between Registrant and Klenner
                    Securities Ltd.(1)
             (b)    Consulting agreement between Registrant and Robert
                    Genova(1)
             (c)    Consulting agreement between Registrant and Laszlo
                    Modransky(1)
             (d)    1993 Incentive Stock Option Plan(1)
             (e)    Sharing agreement for space and facilities between
                    Registrant and Hungarian Telephone and Cable Corp.(1)
             (f)    Articles of Association (in English) of Teleconstruct
                    Building Corp.(1)
             (g)    Articles of Association (in English) of Termolang
                    Engineering and Construction Ltd.(1)
              (h)   Letter of intent between Teleconstruct Building Corp. and
                    Pilistav(1) (i) Employment agreement between Registrant and
                    Robert Genova(2) and termination agreement dated February 5, 1997(3)
             (j)    Employment agreement between Registrant and Peter E.
                    Klenner(2) and termination agreement dated October 30, 1996, and agreement for sale of condominium unit to M&A(3)
             (k)    Employment agreement between Registrant and Frank R.
                    Cohen(2) and modification of employment agreement(3)
             (1)    Letter of Intent agreement between Registrant and Raba-Com
                    Rt.(3)
             (m)    Letter of Intent agreement between Registrant and
                    Kelet-Nograd Rt.(3)
             (n)    Letter of Intent agreement between Registrant and 3
                    Pilistav villages for installation of cable in those areas(3)
             (o)    Lease agreement between Registrant's subsidiary EUNET Kft.
                    and Varosmajor Passage, Kft. for office space(3)
              (p)   Acquisition agreement between Registrant and KFKI Computer
                    Systems Corp. dated December 13, 1996(3)
              (q)   Acquisition agreement between Registrant
                    and E-Net Hungary(3)
              (r)   Acquisition agreement between Registrant and MS Telecom
                    Rt.(3)
              (s)   Employment Agreement between Registrant and Imre Kovats(3)
              (t)   Employment Agreement between Registrant and Csaba Toro(3)
              (u)   Promissory Note from Registrant to HBC(3)
              (v)   Communication Services Agreement between Registrant and MCI
                    Global Resources, Inc.(4)
              (w)   Lease and Option Agreement for Building B as of April 1,
                    1998 with Hafisa Kft.(5)
              (x)   License Agreement between GRIC Communications, Inc. and
                    EuroWeb Internet Service Provider Co.(5)

               (y) Consulting Agreement between Registrant and Eurus Capital Corporation(7)

     (21)           Subsidiaries of the Registrant(6)

     (23) (a) Consent of Cohen & Cohen (included in their opinion to be filed as Exhibit 5(a)
          (b)       Consent of BDO Seidman

     (25)           Power of Attorney (included on signature page)

----------------
     (1) All Exhibits are incorporated by reference to Registrant's Registration Statement on Form SB-2 dated May 12, 1993
          (Registration No. 33-62672-NY, as amended)
     (2)  Filed with Form 8-K as of February 17, 1994
     (3)  Filed with Form l0-KSB for year ended December 31, 1996
     (4)  Filed with Form 10-QSB for quarter ended September 30, 1997.
     (5)  Filed with Form 10-KSB for year ended December 31, 1997
     (6)  To be filed with amendment
     (7) Filed with Registration Statement on Form SB-2 dated May 15, 1998 (Registration No. 333-52841).
----------------------